

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2022

Vivek Garipalli
Chief Executive Officer
Clover Health Investments, Corp.
3401 Mallory Lane, Suite 210
Franklin, TN 37067

       **Re:  Clover Health Investments, Corp.**
           **Registration Statement on Form S-3**
           **Filed May 9, 2022**
           **File No. 333-264801**

Dear Mr. Garipalli:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Finance

cc:    Brian Hecht, Esq.